UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 0-52083

Perpetual Energy Inc.
(Translation of registrant’s name into English)

Suite 3200, 605 – 5th Avenue S.W.
Calgary, Alberta
Canada  T2P 3H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 18, 2010.

PERPETUAL ENERGY INC.

By:	/s/ Cameron R. Sebastian
Name: Cameron R. Sebastian
Title: Vice President, Finance and CFO

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EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Change in Corporate Structure

99.2	Convertible Debenture Indenture dated May 26, 2010

99.3	First Supplemental Trust Indenture dated June 30, 2010

99.4	Fifth Supplemental Trust Indenture dated June 30, 2010

99.5	Sixth Supplemental Trust Indenture dated June 30, 2010

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